SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: June 13, 2012

Eltek Ltd.

6-K Item

On June 13, 2012, Eltek Ltd. (the “Company”) announced that its board of directors has elected Mr. Itamar Levy to serve as a director until the next annual meeting of shareholders.  Mr. Levy was elected to fill the vacancy resulting from the resignation of Mr. Yaron Malka.

Mr. Levy has served as Corporate Vice President– Head of Corporate Development at Gadot Chemical Tankers and Terminals Ltd., a wholly-owned subsidiary of Ampal-American Israel Corporation since November 2008. Prior to that and from January 2007 to November 2008, Mr. Levy served as Director of Business Development at the Beny Steinmetz Group, and from September 2004 to January 2007, as a Partner at the Private Equity and Investment Banking arm of La Compagnie Financière Edmond de Rothschild Banque in Israel. From September 2003 to September 2004, Mr. Levy was an Associate at Paul, Weiss, Rifkind, Wharton & Garrison LLP., a leading law firm based in New York.  Mr. Levy holds an MBA from Northwestern University - Kellogg School of Management (in affiliation with the Tel Aviv University) and an LL.B in Law and B.A. in Business Management from the Interdisciplinary Center in Herzeliya.